_________________________________________

                                                                                 :

         IN THE MATTER OF

                                                                                 :

ALLEGHENY ENERGY, INC. et. al.

                                                                                 :         CERTIFICATE

         File No. 70-8411                                                       PURSUANT TO RULE 24

                                                                                 :          FOR THE QUARTER ENDED

      (Public Utility Holding                                                 December 31, 2001

      Company Act of 1935)                                      :

_________________________________________

Through December 31, 2001, Allegheny Energy, Inc. (Allegheny Energy) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $160,986,062 including contributions for the fourth quarter of $37,677,216. During the fourth quarter of 2001, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the fourth quarter of 2001 are shown below.

I.   Description of Activities

      A.          Consulting and Engineering Services

Allegheny Ventures provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

On November 1, 2001, Allegheny Energy Solutions completed the acquisition of Fellon-McCord Associates, Inc. (Fellon-McCord), an energy consulting and management services company, and Alliance Energy Services Partnership (Alliance Energy Services), a provider of natural gas and other energy-related services to large commercial and industrial end-use customers. The purchase of these businesses will add gas procurement and energy management services to the Company's current service offerings. As part of the transaction, Allegheny Energy has established a strategic relationship with Conoco, Inc., a producer and marketer of natural gas, which will provide gas supply and financial intermediation services to Alliance Energy Services. The acquisition was completed for $30.5 million in cash plus a maximum of $18.7 million in contingent consideration to be paid over a three-year period based on performance, starting from the November 1, 2001, acquisition date.

    B.            Energy Management Services - APS Cogenex

Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex.

    C.             Electric Wholesale Generators (EWGs) and Foreign Utility Companies
                    (FUCOs)

Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the fourth quarter. As of the end of the fourth quarter of 2001, Allegheny Ventures has invested $3,162,287 in LAEEF, including $19,949 directly invested in Fondelec GP, LP.

    D.            Real Estate Activities

Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

On October 19, 2001, Allegheny Ventures filed an application - declaration with the SEC seeking authorization to: transfer certain non-utility property identified as Friendship Technology Park to Allegheny Ventures; form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and invest up to $50 million in the form of capital contributions, loans, or guarantees.

    E.           Development Activities

As of December 31, 2001, the Allegheny Ventures/ LTI filing before the SEC had not been withdrawn pending resolution of related potential litigation. The application was subsequently withdrawn during the first quarter of 2002.

II.   Guarantees or assumption of liabilities by Allegheny Energy on behalf of Allegheny
       Ventures or its subsidiaries.

                        List any actual amounts placed during the fourth quarter:

                            Alliance Energy Services Partnership               $6.0 million

III.   Services Provided by Allegheny Ventures to Associate Companies

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the fourth quarter of 2001.

IV.   Factoring Activities

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the fourth quarter of 2001.

                                                                            ALLEGHENY ENERGY, INC.

                                                                            ALLEGHENY VENTURES, INC.

                                                                            By /S/ THOMAS K. HENDERSON

                                                                            Thomas K. Henderson

Dated: March 27, 2002

Allegheny Ventures, Inc.
Consolidated Statement of Operations

Unaudited
Twelve Months Ended
(Thousand of Dollars)	December 31,
2001

OPERATING REVEUES:	$139,644

OPERATING EXPENSES:
Operation:
Gas purchases and production	81,148
Other	54,927
Maintenance	222
Depreciation and amortization	1,138
Taxes other than income taxes	746
Federal and state income taxes	815
Total Operating Expenses	138,996
Operating Income	648

OTHER INCOME AND DEDUCTIONS:
Other income, net	(410)

Income before interest charges	238

INTEREST CHARGES:
Other interest	440

CONSOLIDATED NET INCOME	$ (202)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)

Unaudited
December 31, 2001
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 43,800
Accumulated depreciation	(2,624)
41,176
Investments and Other Assets:
Excess of cost over net assets acquired	26,218
Nonutility investments	70,836
Other	10,809
107,863
Current Assets:
Cash and temporary cash investments	4,364
Accounts receivable:
Electric Service	12,758
Gas	53,808
Other	2,295
Allowance for uncollectible accounts	(2,824)
Notes receivable
Materials and supplies - at average cost:
Operating and construction	6,132
Gas retail contracts	27,832
Prepaid taxes	2,450
Prepaid insurance	57
Other	445
107,317
Deferred Charges:
Commodity contracts	6,443
Deferred income taxes	15,533
Other	580
22,556
Total Assets	$278,912

Allegheny Ventures, Inc.
Consolidated Balance Sheet (Cont'd)

(Thousands of Dollars)

Unaudited
December 31, 2001
CAPITALIZATION & LIABILITIES:
Common stock	$ 1
Other paid in capital	160,985
Retained earnings	(36,231)
Other comprehensive income	(20,232)
Total Capitalization	104,523

Long-term debt	10,500
Total Capitalization and long-term debt	115,023

Current Liabilities:
Short-term debt	700
Accounts payable, other	65,307
Accounts payable affiliates, net	984
Taxes accrued:
Federal and state taxes	3,095
Other tax accrued	918
Gas retail contracts	69,520
Interest accrued	52
Other current liabilities	2,054
142,630
Deferred credits
Gas retail contracts	21,082
Other	177
21,259
Total Capitalization and Liabilities	$278,912